Simpson Thacher & Bartlett LLP

425 Lexington Avenue

New York, NY 10017

VIA EDGAR                                                                                                                                                   October 19, 2012

Valerie Lithotomos

Senior Counsel

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attn: Filing Desk

Re:	Western Asset Middle Market Debt Fund Inc.
Registration Statement on Form N-2
File Nos. 333-183235 and 811-22734

Dear Ms. Lithotomos:

On behalf of Western Asset Middle Market Debt Fund Inc. (the “Fund”), we hereby submit for filing by direct electronic transmission a copy of the Fund’s Pre-Effective Amendment No. 2 to the above referenced Registration Statement originally filed with the Securities and Exchange Commission on August 10, 2012, dated October 19, 2012.

Very truly yours,

/s/ Simpson Thacher & Bartlett LLP

SIMPSON THACHER & BARTLETT LLP

Enclosures

cc: George Hoyt